FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 2016

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

NOTE REGARDING TRANSCRIPT OF TELECONFERENCE WITH INVESTORS AND ANALYSTS

On February 9, 2016, we held a teleconference with investors and analysts to discuss our results for the quarter ended December 31, 2015. A transcript of this teleconference is attached and furnished as Exhibit 99.1 to this Form 6-K.

The attached transcript contains certain “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “believe”, “expect”, “plan”, “estimate”, “potential”, “intend”, “anticipate”, “seek”, “see”, “target” or variations of these words or comparable words or expressions. The forward-looking statements contained in the attached transcript are based on our management’s current beliefs and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in or implied by the forward-looking statements including, among other things, the risks of: our inability to maintain our current credit rating and the impact on our funding costs and competitive position; the adequacy of our cash flows and earnings and other conditions which may affect our ability to pay our dividend or to repurchase shares at planned levels; our inability to successfully develop and commercialize new pharmaceutical products; our failure to comply with governmental laws and regulations applicable to our manufacturing activities or research and development activities or corporate governance and public disclosure requirements; the impact of terrorism, wars, epidemics, natural disasters, political or economic instability or adverse economic changes in India or other countries in which we have substantial operations or sales, or in the global markets; the impacts of ongoing reforms in the health care industry, including the use of tender systems, price controls and anti-generics legislation; our infringement on the patents of others, including by electing to sell a generic product prior to the final resolution of outstanding patent litigation; delays and/or failures in supplies of materials, services and finished goods from third parties or in production of finished goods from our key manufacturing sites; fluctuations in exchange rates and interest rates; impairment charges or write downs; restatements or revisions to financial statements for prior periods resulting from future changes in estimates, judgments and assumptions used or changes in accounting standards; increased credit risks from concentrations of sales to certain customers; counterfeit versions of our products; the effectiveness of our risk management framework; the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic or corporate actions; our success in completing, including obtaining regulatory approvals; our ability to realize anticipated earnings and savings from announced transactions, acquired businesses and joint ventures; the impact of potential information technology or data security breaches; and the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended March 31, 2015. These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements.

For more detailed information on the risks and uncertainties associated with our business activities, please see our Form 20-F for the fiscal year ended March 31, 2015 and Form 6-K for the quarters ended December, 2015, September 30, 2015 and June 30, 2015 and our other reports furnished to or filed with the Securities and Exchange Commission (“SEC”) from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our analysis only as of the date of the transcript.

The furnishing of the transcript is not intended to constitute a representation that such furnishing is required by Regulation FD or that the transcript includes material investor information that is not otherwise publicly available. In addition, we do not assume any obligation to update such information, including without limitation any forward-looking statements, in the future to reflect events or circumstances after the date of the transcript.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: March 14, 2016		Name: Sandeep Poddar
Title: Company Secretary

EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Transcript of Teleconference with Investors and Analysts, February 9, 2016.